Conference Call:	Today, August 19, at 11:00 a.m. EDT
Dial-in numbers:	800/340-5809 (US and CAN) or 212/346-6478 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See text below

News Announcement	For Immediate Release

Contact:
Morris Perlis	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
416/368-4449	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS FISCAL 2004 FIRST QUARTER FINANCIAL RESULTS

– First Quarter Net Sales Increase 40.8% –

San Diego, California and Toronto, Ontario, August 19, 2003 – Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), the world’s leading third party video game accessory manufacturer, today announced financial results for its fiscal 2004 first quarter ended June 30, 2003.

Net sales for the quarter ended June 30, 2003 increased 40.8 percent to $17.8 million, from $12.7 million for the same period a year ago. Gross profit for the quarter rose 91.1 percent to $3.2 million, from $1.7 million for the same period a year ago. For the fiscal 2004 first quarter, selling and administrative expenses were $4.5 million, up $1.5 million or 48.1 percent from $3.0 million for the same period a year ago. Selling expenses as a percent of net sales in the quarter were 13.8 percent, compared to 12.6 percent for the same period a year ago. Administrative expenses in the fiscal 2004 first quarter as a percent of net sales were 11.5 percent, consistent with the fiscal 2003 first quarter levels. Mad Catz’ EBITDA (defined as earnings before interest, taxes, depreciation and amortization) in the 2004 first quarter was negative $1.4 million, a $0.4 million change from the negative EBITDA of $1.0 million for the same period a year ago. A reconciliation of all EBITDA figures included herein, to the Company’s net income on a GAAP basis, is included in the financial tables accompanying this release. The net loss for the fiscal 2004 first quarter was $1.3 million, or $0.02 per diluted share compared to a net loss of $1.6 million, or $0.03 per diluted share for the same period a year ago.

Fiscal 2004 First Quarter Highlights:

■	Continued sales growth, net sales up 40.8 percent over prior year first quarter;

■	US gross sales – 43.9 percent increase;

■	International gross sales – 19.5 percent increase;

■	Canadian gross sales – 57.3 percent increase;

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Mad Catz Interactive, 8/19/03	page 2

■	GameShark sales for the first full quarter were 12.0 percent of gross sales;

■	Final European PS2 memory card sales were 2.4 percent of gross sales, representing all remaining inventory, compared to 10.2 percent of gross sales in the prior year first quarter;

■	Gross profit margin of 18.0 percent for the quarter, up from 13.3 percent in prior year first quarter.

Commenting on the Company’s financial results and industry outlook, Mad Catz Interactive, Inc. President and CEO, Morris Perlis, stated, “Despite a challenging economic environment and disappointing industry sales, Mad Catz posted a significant first quarter sales increase of 40.8 percent. Excluding the sales contribution from GameShark, Mad Catz’ sales were up over 20 percent compared to last year, reflecting our strengthened retail relationships and growing international contributions. Furthermore, we were able to achieve this growth in an environment where in June, NPD Funworld data indicated total console unit sales decreased approximately 37 percent and retail sales dollars declined approximately 18 percent for the month.

“Fiscal 2004 first quarter gross margins of 18.0 percent compared well with the 13.3 percent gross margin in last year’s first quarter, a period that was impacted by price protection taken in response to first party accessory price cuts. First quarter gross margins were below our prior full year rate of 22-plus percent, as they reflect the liquidation of slow moving inventory, expenses incurred in repackaging a private label program for a major retail account, price protection costs, and increased freight costs due to changes in product mix.

“During the quarter, Mad Catz incurred expenses to secure our long-term position in the marketplace. Specifically, selling expenses increased approximately $0.5 million over the prior year first quarter to support cooperative advertising directly aligned to sales increases, the E3 trade show, the expansion of our European operations and the re-launch of the GameShark brand. Administrative expenses increased approximately $0.6 million over the prior year first quarter due to additional costs incurred to support the GameShark product line and the expansion of our European operations. We expect to leverage these investments on an annualized basis, as we realize greater economies of scale during our busiest time of the year.

“The June quarter is important for Mad Catz and our industry since new product introductions and announcements at the E3 trade show typically set the tone of business for the rest of the year. The strong industry and retailer response to Mad Catz’ new product introductions give us reason to be cautiously optimistic for the remainder of fiscal 2004. The lack of significant console price cuts at the E3 trade show combined with notably weaker than expected industry sales in the first half of 2003, require that we focus on solidifying customer relationships with outstanding support and service while challenging our internal cost structure to be increasingly more efficient. We are committed to managing our business to the industry and economic climate, and building an entity that can produce consistent profits for our shareholders.”

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Mad Catz Interactive, 8/19/03	page 3

The Company will host a conference call and simultaneous webcast today, August 19, 2003, at 11:00 a.m. EDT. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21157861) or, for International callers, at 402/977-9140.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

Safe Harbor For Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 8/19/03	page 4

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended June 30,
	2003	2002
Net sales	$17,812,103	$12,652,149
Cost of sales	14,598,342	10,970,099

Gross profit	3,213,761	1,682,050
Expenses (income):
Selling expenses	2,455,568	1,588,095
Administrative expenses	2,053,590	1,455,677
Interest expense	384,932	261,284
Depreciation and amortization	310,533	307,290
Other income	(5,096)	(9,692)
Foreign exchange (gain)/loss	151,824	(321,116)

Total expenses	5,351,351	3,281,538
Loss before income taxes	(2,137,590)	(1,599,488)
Income tax benefit	(855,036)	(4,465)

Net loss	(1,282,554)	(1,595,023)
Accumulated deficit, beginning of period	(15,903,579)	(17,114,271)

Accumulated deficit, end of period	$(17,186,133)	$(18,709,294)

Basic and diluted net loss per share	$(0.02)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	53,206,719	52,911,619

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 8/19/03	page 5

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets ($US)

	June 30, 2003 (unaudited)	March 31, 2003 (audited)
Assets
Current assets:
Cash	$1,172,347	$1,234,104
Accounts receivable	14,787,113	16,530,226
Inventories	17,887,740	18,413,299
Prepaid expenses and deposits	1,100,724	1,032,830
Current portion of future income tax assets	3,030,550	3,030,550
Income tax receivable	1,766,000	598,137

	39,744,474	40,839,146
Deferred financing fees	119,325	238,649
Capital assets	1,785,001	1,729,310
Intangible assets	4,992,379	5,046,634
Goodwill	19,371,259	17,737,549

	$66,012,438	$65,591,288

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan	$17,557,339	$17,076,993
Accounts payable and accrued liabilities	15,325,079	16,004,283

	32,882,418	33,081,276
Future tax liabilities	85,829	85,829
Shareholders’ equity:
Capital stock	45,793,085	45,793,085
Cumulative translation adjustment	4,437,239	2,534,677
Accumulated deficit	(17,186,133)	(15,903,579)

	33,044,191	32,424,183

	$66,012,438	$65,591,288

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 8/19/03	page 6

MAD CATZ INTERACTIVE, INC.

Consolidated Cash Flow Statements (unaudited, $US)

	Three Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(1,282,554)	$(1,595,023)
Items not involving cash:
Amortization of deferred financing fees	119,324	125,769
Foreign exchange (gains) losses	151,824	(321,116)
Depreciation and amortization	310,533	307,290
Future income tax assets and liabilities	—	(101,683)
Changes in non-cash operating working capital:
Accounts receivable	1,942,233	(973,769)
Prepaid expenses and deposits	(61,301)	(42,139)
Inventories	667,748	(7,003,353)
Accounts payable and accrued liabilities	(759,030)	1,462,153
Income tax receivable	(1,171,553)	105,084

Net cash used in continuing operations	(82,776)	(8,036,787)

Cash flows from investing activities:
Purchase of capital assets	(320,056)	(180,052)
Purchase of intangible assets	—	—

Net cash used in investing activities	(320,056)	(180,052)

Cash flows from financing activities:
Bank loan	480,346	10,509,029
Proceeds from issue of share capital	—	8,825

Net cash provided by financing activities	480,346	10,517,854

Effects of exchange rate changes on cash	(139,271)	377,508
Net increase (decrease) in cash	(61,757)	2,678,523
Cash at beginning of period	1,234,104	1,902,966

Cash at end of period	$1,172,347	$4,581,489

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 8/19/03	page 7

MAD CATZ INTERACTIVE, INC.

Notes to unaudited consolidated financial statements

Note 1:	BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as of June 30, 2003, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2003.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet U.S. Inc., Singapore Holdings Inc., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

Note 2:	FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method. The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3:	STOCK-BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions: volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net loss and basic and diluted earnings per share as follows:

Three Months Ended June 30, 2003
Reported net loss	$(1,282,554)
Stock based compensation using the fair value method	(32,651)

Adjusted net income	$(1,315,205)

Basic and diluted earnings per share as reported and as adjusted	$(0.02)

There were no option grants during the quarter ended June 30, 2002.

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Mad Catz Interactive, 8/19/03	page 8

Note 4:	SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended June 30,
	2003	2002
Sales
Canada	$793,309	$504,212
United States	14,731,834	10,234,232
International	2,286,960	1,913,705

	$17,812,103	$12,652,149

Revenues are attributed to countries based on the location of the customer. During the three months ended June 30, 2003, the Company sold approximately 43% of its products to two customers (2002 – approximately 46% to two customers).

	June 30, 2003	March 31, 2003
Capital assets:
Canada	$10,778	$3,782
United States	1,661,719	1,607,360
International	112,504	118,168

	1,785,001	1,729,310

Goodwill and intangible assets:
Canada	19,371,259	17,737,549
United States	4,992,379	5,046,634

	24,363,638	22,784,183

	$26,148,639	$24,513,493

Note 5:	EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended June 30,
	2003	2002
Net (loss)	$(1,282,554)	$(1,595,023)
Adjustments:
Interest expense	384,932	261,284
Income tax benefit	(855,036)	(4,465)
Depreciation and amortization	310,533	307,290

EBITDA	$(1,442,125)	$(1,030,914)

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